UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 31, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

Announcement on Resolutions Passed at

the Board Meeting

AND

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

I.	RESOLUTIONS OF THE BOARD

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Liu Shaoyong, the chairman of the board (the “Board”) of directors (the “Directors”) of the Company (the “Chairman”), the 2012 fourth regular meeting of the Board (the “Meeting”) was held on 30 August 2012 in Kunming, Yunnan.

Liu Shaoyong (the Chairman), Ma Xulun (the Vice Chairman), Xu Zhao, Gu Jiadan, Li Yangmin, Tang Bing and Luo Zhuping (the Directors), and Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong and Shao Ruiqing (the independent non-executive Directors), were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Yu Faming (the chairman of the supervisory committee of the Company), Liu Jiashun, Feng Jinxiong, Yan Taisheng (the supervisors of the Company), and certain senior management personnel of the Company also attended the Meeting.

The number of Directors at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China (the “PRC”) and the Articles. The Meeting was legally and validly convened and held.

The Meeting was chaired by Liu Shaoyong, the Chairman. The Directors present at the Meeting considered and passed the resolutions as below:

1.	Considered and approved the 2012 interim financial statements of the Company.

2.	Considered and approved the proposal of amendments to the “Risk Management Manual of Derivative Business”.

3.	Considered and approved the proposal of extension of the joint venture operating term of 上海東方褔達運輸服務有限公司 (Shanghai Eastern Fudart Transportation Services Co., Ltd.).

4.	Considered and approved the proposal of extension of the joint venture operating term of 上海柯林斯航空維修服務有限公司 (Collins Aviation Maintenance Service Shanghai Ltd.).

5.	Considered and approved the proposal of establishment of 東方飛行培訓雲南有限 公司 (Eastern Flight Training (Yunnan) Co., Ltd.).

6.	Considered and approved the 2012 interim report of the Company.

7.	Considered and approved the proposal of repeal of certain regulations by the Board.

It was agreed to repeal the “Rules on Operating Procedures for Aircraft Purchase and Leasing (購置和租賃飛機的操作流程的規定)” , “Provisional Regulations on Approval Process of Investment Decisions and Disposals of Asset (投資決策和資 產處置審批程序暫行規定)” and “China Eastern Administrative Rules on External Investment (東航股份對外投資管理規定) (28 October 2005 edition)” with effect from the date of signing of this resolution.

8.	Considered and approved the proposal of amendments to the Articles in relation to profit distribution.

The following amendments are proposed to be made to the Articles in relation to profit distribution:

I.	Existing Article 146 of the Articles are as follows:

“The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after- tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.”

Article 146 of the Articles is proposed to be amended as:

“The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after- tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted. According to the relevant laws and regulations, profit distribution by the Company shall be based on the distributable profit of its parent company (non-consolidated statements).”

II.	Existing Article 157 of the Articles are as follows:

“The Company may distribute dividends in the following manner: (1) cash; (2)

shares.

The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability.

The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition. In the event that the board of directors of the Company does not expect to conduct profit distribution in cash, the Company shall state the reasons in its periodic report.”

Article 157 of the Articles is proposed to be amended as:

“The Company’s profit distribution policy should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition.

(1)	Profit distribution manner: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations.

(2)	Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the board of directors shall carefully study and examine the profit distribution plan and listen fully to the views of independent directors. The independent directors shall fulfill their responsibilities and play their roles to give specific views. After consideration and approval by the board of directors, the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the general meeting. The board of directors of the Company shall finish distributing the profit within two months after the general meeting is held.

When considering the profit distribution plan at the general meeting of the Company, the board of directors shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis.

(3)	Amendments to profit distribution policy of the Company: The board of directors of the Company shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted by reason of any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting.

(4)	Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(i)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(ii)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(iii)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.

(5)	Conditions of profit distribution by way of share dividends by the Company:

Provided that reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits by way of share dividends according to its profitability, cash flow position and business growth for the year.

(6)	Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company.

(7)	Information disclosure if the Company fails to distribute cash dividends: In the event that the board of directors of the Company does not propose any profit distribution plan, the board of directors of the Company shall disclose the reasons therefor and the use of such retained funds that would have been otherwise available for distribution in its periodic report.”

It was agreed to submit this proposal to the general meeting of the Company for consideration and approval.

II.	PROPOSED AMENDMENTS TO THE ARTICLES

Reference is made to the board resolution no. 8 of the Meeting held on 30 August 2012 in relation to the proposed amendments to the Articles in relation to profit distribution to be submitted to the general meeting of the Company. Details of the amendments are set out in the said board resolution no. 8.

The Board has proposed to submit the said proposed amendments to the Articles to the general meeting of the Company for consideration and approval by the shareholders of the Company. A circular containing, among others, details regarding the proposed amendments to the Articles and convening of the general meeting will be dispatched to the shareholders of the Company in due course.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

30 August 2012

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